Annual Report

Cover Page

Name of issuer:

Resolution 8 Technologies, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/19/2019

Physical address of issuer:

8336 Paseo Vista Dr
Las Vegas NV 89128

Website of issuer:

https://www.blissdivorce.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$112,648.00	$17,874.00
Cash & Cash Equivalents:	$99,314.00	$8,580.00
Accounts Receivable:	$0.00	$5,899.00
Short-term Debt:	$436,000.00	$215,000.00
Long-term Debt:	$1,430,242.00	$1,053,280.00
Revenues/Sales:	$38,000.00	$109,206.00
Cost of Goods Sold:	$19,250.00	$58,000.00
Taxes Paid:	$0.00	$0.00
Net Income:	($505,739.00)	($533,070.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Resolution 8 Technologies, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sheila Tan	Co-founder and Board Chair	Resolution 8 Technologies, Inc.	2019
Scott Seidewitz	CEO	Resolution 8 Technologies, Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Scott Seidewitz	CEO	2019
Scott Seidewitz	Treasurer	2019
Scott Seidewitz	Secretary	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performs similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sheila Tan	3900000.0 Common shares	46.32
Scott Seidewitz	2590000.0 Common shares	30.76

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Strong product-market fit but market traction has not yet been proven. We are still working on our customer acquisition model.

Fundraising - Successfully raised >$1.7M through friends, family, angels and crowdsourcing. May need to raise additional funds to finance our growth into other states beyond California.

Because we are not a law firm, BlissDivorce cannot practice law. We have been meticulous in the designing BlissDivorce to be a DIY product that offers information but not legal advice. Scott Seidewitz and Sheila Tan are experienced in this issue from their work with LegalZoom, and legal counsel has been engaged throughout the development process. However, we could face legal or regulatory challenges if we are perceived to be practicing law.

Online Dispute Resolution (ODR) tools are a key technology for delivering our value proposition. We have developed 11 tools and filed patents (waiting to be published). However, these tools have not yet been fully tested in the market. There is the risk that they will not be successful in resolving all disputes in a divorce. This risk is mitigated by the planned use of human virtual mediators to work out disagreements that remain after use of the ODR tools.

One of our founders, Sheila Tan, is no longer full-time with the company. This limits available management resources and could impede fundraising efforts.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,419,375	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	360,417
Options:	816,875

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Sheila Tan
Issue date	02/25/19
Amount	$50,000.00
Outstanding principal plus interest	$53,512.33 as of 08/30/22
Interest rate	2.0% per annum
Maturity date	02/26/21
Reason for late payments	Maturity date has been extended. On all loans from founders, the repayment plans is as follows: If we raise $1M this round - repay $75K If we raise $2M this round - repay $200K Repayment of the rest to be deferred until there is a priced round of liquidation event

Loan

Lender	Scott Seidewitz
Issue date	02/25/19
Amount	$50,000.00
Outstanding principal plus interest	$53,512.33 as of 08/30/22
Interest rate	2.0% per annum
Maturity date	02/26/21
Reason for late payments	Maturity date has been extended. On all loans from founders, the repayment plans is as follows: If we raise $1M this round - repay $75K If we raise $2M this round - repay $200K Repayment of the rest to be deferred until there is a priced round of liquidation event

Loan

Lender	Scott Seidewitz
Issue date	10/20/21
Amount	$60,000.00
Outstanding principal plus interest	$62,580.82 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	10/21/23
Current with payments	Yes

Loan

Lender	Scott Seidewitz
Issue date	01/02/22
Amount	$75,000.00
Outstanding principal plus interest	$77,465.75 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	01/03/24
Current with payments	Yes

Loan

Lender	Scott Seidewitz
Issue date	02/24/22
Amount	$86,000.00
Outstanding principal plus interest	$88,203.01 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	02/25/24
Current with payments	Yes

Loan

Lender	Scott Seidewitz
Issue date	04/04/22
Amount	$40,000.00
Outstanding principal plus interest	$40,810.96 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/05/24
Current with payments	Yes

Loan

Lender	Sheila Tan
Issue date	04/12/22
Amount	$6,000.00
Outstanding principal plus interest	$6,115.07 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/13/24
Current with payments	Yes

Loan

Lender	Scott Seidewitz
Issue date	04/12/22
Amount	$4,000.00
Outstanding principal plus interest	$4,076.71 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/13/24
Current with payments	Yes

Loan

Lender	Scott Seidewitz
Issue date	04/27/22

Amount	$17,500.00
Outstanding principal plus interest	$17,799.66 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/28/24
Current with payments	Yes

Loan

Lender	Sheila Tan
Issue date	05/02/22
Amount	$17,500.00
Outstanding principal plus interest	$17,787.67 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	05/03/24
Current with payments	Yes

Loan

Lender	Scott Seidewitz
Issue date	05/25/22
Amount	$12,500.00
Outstanding principal plus interest	$12,666.10 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	05/26/24
Current with payments	Yes

Loan

Lender	Sheila Tan
Issue date	05/31/22
Amount	$17,500.00
Outstanding principal plus interest	$17,718.15 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	06/01/24
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2020	Regulation Crowdfunding	SAFE	$290,425	General operations
6/2020	Section 4(a)(2)	SAFE	$390,000	General operations
3/2021	Regulation D, 506(c)	SAFE	$40,000	General operations
3/2021	Regulation Crowdfunding	SAFE	$473,649	General operations
6/2022	Section 4(a)(2)	SAFE	$100,000	General operations
9/2022	Section 4(a)(2)	SAFE	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Sheila Tan
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	02/25/19
Outstanding principal plus interest	$53,512.33 as of 08/30/22
Interest rate	2.0% per annum
Maturity date	02/26/21
Relationship	Founder

Name	Scott Seidewitz
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	02/25/19
Outstanding principal plus interest	$53,512.33 as of 08/30/22
Interest rate	2.0% per annum
Maturity date	02/26/21
Relationship	Founder

Name	Scott Seidewitz
Amount Invested	$60,000.00
Transaction type	Loan
Issue date	10/20/21
Outstanding principal plus interest	$62,580.82 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	10/21/23
Current with payments	Yes
Relationship	Founder

Name	Scott Seidewitz
Amount Invested	$75,000.00
Transaction type	Loan
Issue date	01/02/22
Outstanding principal plus interest	$77,465.75 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	01/03/24
Current with payments	Yes
Relationship	Founder

Name	Scott Seidewitz
Amount Invested	$86,000.00
Transaction type	Loan
Issue date	02/24/22
Outstanding principal plus interest	$88,203.01 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	02/25/24
Current with payments	Yes
Relationship	Founder

Name	Scott Seidewitz
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	04/04/22
Outstanding principal plus interest	$40,810.96 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/05/24
Current with payments	Yes
Relationship	Founder

Name	Sheila Tan
Amount Invested	$6,000.00
Transaction type	Loan
Issue date	04/12/22
Outstanding principal plus interest	$6,115.07 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/13/24
Current with payments	Yes
Relationship	Founder

Name	Scott Seidewitz
Amount Invested	$4,000.00
Transaction type	Loan
Issue date	04/12/22
Outstanding principal plus interest	$4,076.71 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/13/24
Current with payments	Yes
Relationship	Founder

Name	Scott Seidewitz
Amount invested	$17,500.00
Transaction type	Loan
Issue date	04/27/22
Outstanding principal plus interest	$17,799.66 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	04/28/24
Current with payments	Yes
Relationship	Founder

Name	Sheila Tan
Amount invested	$17,500.00
Transaction type	Loan
Issue date	05/02/22
Outstanding principal plus interest	$17,787.67 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	05/03/24
Current with payments	Yes
Relationship	Founder

Name	Scott Seidewitz
Amount invested	$12,500.00
Transaction type	Loan
Issue date	05/25/22
Outstanding principal plus interest	$12,666.10 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	05/26/24
Current with payments	Yes
Relationship	Founder

Name	Sheila Tan
Amount invested	$17,500.00
Transaction type	Loan
Issue date	05/31/22
Outstanding principal plus interest	$17,718.15 as of 08/30/22
Interest rate	5.0% per annum
Maturity date	06/01/24
Current with payments	Yes
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Reach a divorce agreement without the cost, time and conflict of attorneys.

We've been through divorces. We've seen friends and family go through divorces. It's a high conflict, expensive process where no one wins. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.

Using patented relational online dispute resolution (ODR) technology, BlissDivorce guides couples through a convenient online process to reach a divorce agreement and move on without the time, cost and frustration of attorneys. By empowering couples, even those in a contentious divorce, to resolve disagreements with our ODR tools, we are the first online platform able to compete directly with the dominant market player: divorce lawyers.

We want redefine divorce in the U.S. Instead of hiring opposing attorneys, which increases conflict and stress, divorcing couples can use our ODR tools to work out the best agreement for them--even in a contentious divorce. We believe this will establish a strong business to build from: just 5% share of the 25 largest U.S. states generates $160M in revenue. We believe there is a multi-billion $ opportunity in other markets (EU) and by applying our ODR technology to other legal verticals.

Milestones

Resolution 8 Technologies, Inc. was incorporated in the State of Delaware in January 2019.

What makes our business promising:

- Successful Fundraising — Raised over $1.7 million
- Exceptional Team — Strong product/technical founders with C-level LegalTech experience
- Large Stable Market — 1M divorces, $27B per year
- Unmet Needs — High dissatisfaction with excessive cost, lengthy time, and high conflict of attorneys
- Disruptive Tech — AI-based dispute resolution resolves disagreements even in contentious divorces
- Major Benefits - Get divorced 10 months faster and for $20K less vs. attorneys
- High Growth Potential - Market share of just 5% in top 25 US states = $160M annual revenue (not guaranteed)

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $38,000 compared to the year ended December 31, 2021, when the Company had revenues of $109,206. Our gross margin was 49.34% in fiscal year 2022, compared to 46.89% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $112,648, including $99,314 in cash. As of December 31, 2021, the Company had $17,874 in total assets, including $8,580 in cash.
- *Net Loss*. The Company has had net losses of $505,739 and net losses of $533,070 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $1,866,242 for the fiscal year ended December 31, 2022 and $1,268,280 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $436,000 in debt and $1,430,242 in SAFEs.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Resolution 8 Technologies, Inc. cash in hand is $195,037, as of April 2023. Over the last three months, revenues have averaged $2,750/month, cost of goods sold has averaged $1,275/month, and operational expenses have averaged $34,910/month,

for an average burn rate of $33,535 per month.

1) Brought in another $259K in net funds from fundraising activities.

2) Completed the build out of our platform, making BlissDivorce the only site where a couple can complete all aspects of divorce online. This includes child custody and child/spousal support.

3) Cut our burn rate dramatically and released our on-payroll engineering team. In the near-term engineering will be handled on a contract basis, overseen by our CTO Dan Hirsch.

4) Deployed free access to our platform. Now anyone can get started with BlissDivorce for free and only pay when they are ready for paperwork or mediation. Preliminary results are encouraging that this significantly improve customer acquisition.

By July we will have cut burn rate to approximately $3,500 per month, exclusive of customer acquisition costs. With this burn rate and even modest case volume (as little as one per month) we will have runway of 14-24+ months. We are currently experimenting with different customer acquisition strategies, so it is difficult to predict revenue. However, we expect in the range of $15K to $45K in the next six months.

We are not currently profitable. However, with our reduced burn rate we can achieve breakeven cashflow with as few as five paid cases per month.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Scott Seidewitz, certify that:

(1) the financial statements of Resolution 8 Technologies, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Resolution 8 Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for Resolution 8 Technologies, Inc. filed for the most recently completed fiscal year.

Scott Seidewitz
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of Investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.blissdivorce.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Scott Seidewitz
Sheila Tan

Appendix E: Supporting Documents

ttw_communications_92040_190910.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Bliss Divorce SAFE Early Bird
- SPV Subscription Agreement
- Bliss Divorce SAFE

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Scott Seidewitz
- Sheila Tan

Appendix E: Supporting Documents

- ttw_communications_92040_190910.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Resolution B Technologies, Inc.

By

Scott Seidewitz

Founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sheila K Tan

Chairman
5/1/2023

Scott Seidewitz

Founder/CEO
4/29/2023